Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

July 17, 2017

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson

Re:       Vivaldi Opportunities Fund, File Nos.: 333-218180; 811-23255

Dear Ms. O’Neal-Johnson:

The following responds to the comments you provided in connection with your review of the registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Vivaldi Opportunities Fund (the “Fund” or “Registrant”).1 Each of the changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

Comments

Cover Page

1.	Comment: The cover page states that the Fund seeks to earn absolute returns “across market cycles” and “over a reasonable period of time.” Please clarify what is meant by these terms.

Response: “Market cycles” refers to cyclical changes in market conditions or general market direction. “Over a reasonable period of time” refers to periods of time longer than those associated with a short-term investment.

The Registrant will modify the language as follows: “The investment objective of the Fund is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. A fund seeking positive “absolute return” aims to earn a positive total return over a multi-year period of time regardless of market conditions or general market direction.”

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

2.	Comment: The bulleted disclosure on the cover page states that “the Shares will not initially be listed on any securities exchange . . . [and] should be considered illiquid.” It further states, “Although the Fund intends to list the Shares on a securities exchange upon meeting applicable listing eligibility requirements, investors should consider that they may not have access to the money they invest for an indefinite period of time.” Expand the disclosure to discuss the Fund’s plans to list the securities on an exchange, including when and how it plans to do so, how long it will take, and whether the Fund anticipates any difficulties in meeting the listing standards.

Response: The Registrant will modify the disclosure language as follows: “Although the Fund intends to list the Shares on a securities exchange upon meeting applicable quantitative and qualitative listing eligibility requirements, investors should consider that they may not have access to the money they invest for an indefinite period of time. Although the Fund intends to seek listing as soon as it is able, it cannot reasonably provide how long that process will take, given that various factors and determinations involved in the listing process remain outside its control.”

3.	Comment: If the Fund intends to continuously offer its securities after the shares are listed, please explain to the staff what effect, if any, such offering may have on the discount of the listed shares.

Response: The Fund does not intend to continuously offer its securities after the shares are listed.

PROSPECTUS

FUND SUMMARY

4.	Comment: The above-mentioned section of the disclosure states, “There is no limit on the duration, maturity or credit quality of any investment in the Fund’s portfolio (notwithstanding the Fund’s fundamental policy prohibiting investments in Marketplace Loans (as defined herein) of subprime quality, as determined at the time of the investment). Please define the term “subprime.”

Response: The Fund no longer intends to invest directly in Marketplace Lending Instruments, and as such will remove “(notwithstanding the Fund’s fundamental policy prohibiting investments in Marketplace Loans (as defined herein) of subprime quality, as determined at the time of the investment)” from the above-mentioned disclosure.

5.	Comment: Page 4 states, “The Investment Manager and/or Sub-Advisers may cause the Fund to use various methods to leverage investments, including (i) borrowing, (ii) swap agreements or other derivative instruments, (iii) use of short sales, or (iv) a combination of these methods. The Fund does not expect to engage in borrowing during its first year of operation.” In the prospectus, please clarify which forms of leverage will have the effect of increasing the management fee which is based on managed assets.

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Response: The Registrant will add the following disclosure to its prospectus: “When the Fund is engaged in borrowing, the amount of fees paid to the Investment Manager for management services will be higher than if the Fund did not engage in borrowing because fees are calculated based on the Fund’s Managed Assets, which include assets purchased with leverage.”

6.	Comment: Disclose that the Fund will only invest through platforms that have committed in writing to provide the Fund with individual loan level data that is updated at least as frequently as the Fund calculates its NAV.

o	The Fund should also disclose, both in the Fund’s registration statement and in the valuation policy footnote to the Fund’s financial statements, that the Fund has adopted a valuation policy which states that (1) the unit of account is at the individual loan level, (2) fair valuation will be performed using inputs which incorporate borrower level data, and (3) the borrower level data is updated as often as NAV is calculated.

o	The Fund should also disclose that it will not invest through platforms where it cannot evaluate the completeness and accuracy of the individual loan data provided by the platforms relevant to the existence and valuation of the loans purchased and utilized in the accounting of the loans.

Response: The Fund no longer intends to invest directly in Marketplace Lending Instruments, and therefore does not anticipate a need to collect individual loan level data or include procedures for valuing Marketplace Lending Instruments in its valuation policy. As a result, the additional disclosures referenced in Comment 6 will not be necessary.

7.	Comment: Disclose what initial due diligence and ongoing monitoring over the underwriting quality at each platform will be performed.

Response: The Fund no longer intends to invest directly in Marketplace Lending Instruments, and therefore will not be engaging in initial due diligence and ongoing monitoring with respect to marketplace lending platforms. The prospectus will be amended to reflect that Marketplace Lending Instruments will not be part of the Fund’s investment strategy.

8.	Comment: Disclose that the Fund’s qualified custodian will receive evidence that the Fund owns the loan and will have the ability to enforce the loan. This should include disclosure on what the custodian receives as evidence for each of the different types of loans that it will purchase.

Response: The Fund no longer intends to invest directly in Marketplace Lending Instruments, and therefore will not hold loans for which the Fund’s custodian will need to receive evidence. The prospectus will be amended to reflect that Marketplace Lending Instruments will not be part of the Fund’s investment strategy.

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9.	Comment: Disclose what the Fund intends to do if a platform were to cease to exist or become unable to perform its servicing functions.

Response: The Fund no longer intends to invest directly in Marketplace Lending Instruments, and therefore will not maintain a plan for the potential failure of a platform. The prospectus will be amended to reflect that Marketplace Lending Instruments will not be part of the Fund’s investment strategy.

10.	Comment: Disclose the names of the platforms issuing each loan in the Fund’s schedule of investments.

o	Because the platform is the issuer of the security, the name of the platform must be included in the schedule of investments. Regulation S-X 210.12-12 requires “name of issuer” to be included in column A.

o	In the management’s discussion of Fund performance, for the ten largest holdings, the Fund should disclose the ten largest platforms in which it invests, rather than the ten largest securities.

Response: The Fund no longer intends to invest directly in Marketplace Lending Instruments, and therefore will not hold any securities requiring the above-mentioned disclosure. The prospectus will be amended to reflect that Marketplace Lending Instruments will not be part of the Fund’s investment strategy.

11.	Comment: Confirm in correspondence that the Fund’s financial statements will classify the loans as Level 3 in the fair value hierarchy based on the valuation methodology and characterize the loans as illiquid.

Response: The Fund no longer intends to invest directly in Marketplace Lending Instruments, and therefore will not hold any such loans. The prospectus will be amended to reflect that Marketplace Lending Instruments will not be part of the Fund’s investment strategy.

12.	Comment: The disclosure states that the Fund’s investments in junk debt securities and non-rated debt securities “could constitute a material percentage of the Fund’s holdings at any given point in time.” Define the term “material.”

Response: The percentage will vary depending on market conditions. The Registrant will add the following disclosure to its Prospectus: “Together with other illiquid or not readily marketable securities, the Fund will not invest more than 15% of its net assets in junk debt securities and non-rated debt securities that are illiquid.”

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13.	Comment: We note the Fund’s potential use of derivatives, as discussed in the Investment Objective and Strategies section. The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter and revise your disclosure concerning the use and risks of derivatives. Ensure that information regarding particular derivative instruments that the Fund will use pursuant its investment strategies is disclosed.

Response: Registrant confirms that the prospectus disclosure describes the types of derivatives that the Fund is expected to use, the risks of such derivatives, and the manner in which they are to be employed by the Fund.

Fund Fees and Expenses

14.	Comment: Since no waiver is described, please delete “Net Annual Expenses” from the fee table.

Response: Registrant will remove “Net Annual Expenses” from the fee table.

15.	Comment: In the discussion of Marketplace Lending on page 11, clarify that these investments will be restricted by fundamental policy number 8 described in the SAI, which prohibits investments in subprime Marketplace Loans.

Response: As the Fund no longer intends to invest directly in Marketplace Lending Instruments, the Fund has removed fundamental policy number 8.

16.	Comment: On page 12 the disclosure states, “It is anticipated that the Fund will not invest greater than 15% of the value of its total assets in Marketplace Lending Instruments.” We note that the disclosure states that this expectation applies to both direct and indirect investments in Marketplace Lending Instruments. Please confirm this is consistent with the Fund’s current expectations, and explain to us whether the Fund expects this 15% limit to change over time (e.g., will the Fund invest more than 15% after the first year?). We may have additional comments depending on your response.

Response: The Fund no longer intends to invest directly in Marketplace Lending Instruments, though it may still invest up to 5% of its assets indirectly in Marketplace Lending Instruments through investment in RiverNorth Marketplace Lending Corporation, a closed-end, registered investment company that intends to invest, under normal circumstances, at least 80% of its investments in Marketplace Lending Instruments. RiverNorth Capital Management, LLC, one of the Fund’s sub-advisers, serves as RiverNorth Marketplace Lending Corporation’s investment adviser. The Fund will invest in RiverNorth Marketplace Lending Corporation only in accordance with the applicable restrictions of the 1940 Act, as amended, including Section 12(d)(1).

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17.	Comment: Page 13 states, “Accordingly, the Fund’s unrated Marketplace Lending Instrument investments constitute highly risky and speculative investments similar to investments in ‘junk’ bonds, notwithstanding that the Fund is not permitted to invest in loans that are of subprime quality at the time of investment.” Please clarify for investors how such “junk” instruments are not deemed to be of “subprime quality.” We may have additional comments.

Response: The Fund no longer intends to invest directly in Marketplace Lending Instruments. The Registrant will modify the disclosure above as follows: “The Fund’s indirect investments in Marketplace Lending Instruments constitute highly risky and speculative investments similar to investments in ‘junk’ bonds.”

18.	Comment: The disclosure on page 15 mentions an “alternative trading system maintained by FOLIOfn, Inc., a registered broker-dealer.” Explain to the staff whether there is significant trading in this market. If there is not significant trading, add disclosure clarifying that the trading through FOLIOfn is limited.

Response: The Fund no longer intends to invest directly in Marketplace Lending Instruments. This disclosure will therefore be removed.

Management of the Fund

19.	Comment: On page 38 you state, “A discussion regarding the basis for the Board’s approval of the Investment Management Agreement will be available in the Fund’s first annual or semi-annual report to Shareholders.” Provide the period covered by the relevant annual or semi-annual report.

Response: Registrant will revise the disclosure to read as follows: “A discussion regarding the basis for the Board’s approval of the Investment Management Agreement will be available in the Fund’s first annual or semi-annual report to Shareholders, which will cover the period from commencement of the Fund’s operations to March 31 or September 30, whichever occurs first.”

Statement of Additional Information

Fundamental Policies

20.	Comment: The last sentence of the first paragraph in this section states, “Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action.” Explain to the staff the purpose and appropriateness of this statement.

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Response: The purpose of this statement is to remind investors of the wide investment discretion retained by the Investment Manager and the Sub-Advisers in pursuing the Fund’s investment objective. The Registrant will remove this disclosure.

General Comments

21.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Registrant intends to complete such portions of the Registration Statement in a subsequent pre-effective amendment and will respond to any additional comments received.

22.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Registrant will do so.

23.	Comment: We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The Registrant confirms its understanding that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307 or, in my absence, to Josh Deringer at (215) 988-2959.

Sincerely,

/s/ Jillian Bosmann

Jillian L. Bosmann

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